Exhibit 99.1

ASX Release

SYDNEY, 21 July 2016, ASX: MKB

MOKO PRODUCT UPDATE

Highlights

•       Strong interest in REC*IT Plus app targeting college recreation centre administrators

•       Beta version to launch August/September 2016

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

MOKO today provided an update on the development of its REC*IT Plus product.

Since MOKO recreation centre customers were notified of the initial development of REC*IT Plus two months ago, more than 40 colleges and universities have expressed interest in participating in the beta testing program due to commence August/September, before the next college year. A number are in contract negotiations already, as the beta version is a paid product.

MOKO CEO Shripal Shah said, “This immediate response exceeded our expectations and demonstrates the appeal of this app to college recreation departments, who are normally conservative and would wait for the final public release before committing.”

The limited beta testing program will involve the release of an MVP (minimum viable product) version of REC*IT Plus, featuring a series of "white label" mobile apps for both iOS and Android that will be branded for a single university. MOKO aims to have apps representing small, mid-size and large colleges in the App Store for the Fall 2016 semester.

Gathering insights from an MVP is an industry best practice to test the product. The test colleges will receive preferred pricing and free upgrades with the features added as a result of the beta program.

“We will now work with a selection of these colleges to commercially test the beta release of REC*IT Plus during the Fall 2016 semester,” said Mr Shah.

“It is early days, but the response to date is very encouraging, with a positive outcome significantly enhancing the prospects of our apps being mandated.”

For more information contact Vaughan Partners
Suzie Batten +61 419 546 104 sbatten@vaughanpartners.com.au

Scott Hinton +61 419 114 057 shinton@vaughanpartners.com.au

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for students. Within this space, MOKO has agreements with the largest college and high school sports data providers in the US, granting exclusive access to deliver its award-winning app REC*IT, its campus fitness dedicated app REC*IT FITNESS, and high school sports management app BigTeams powered by REC*IT, to over 1200 US colleges, representing approximately 50% of the US college population, and more than 3,500 US high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the OTC Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.

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